Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$196,162	$361,698	$67,140	$500,952	$804,926	$1,493,393
Interest expense (a)	86,256	98,321	111,280	147,817	161,990	221,385
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	—	409	(606)	766
Amortization of capitalized interest	1,226	1,784	1,804	2,519	4,620	9,702
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728	9,036

Earnings	$287,313	$465,825	$185,186	$655,951	$976,658	$1,734,282

FIXED CHARGES:
Interest expense	$86,256	$98,321	$111,280	$147,817	$161,990	$221,385
Capitalized interest	2,452	4,719	4,976	13,041	36,240	78,959
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728	9,037

Fixed Charges	$92,377	$107,062	$121,218	$165,112	$203,958	$309,381

Preferred Stock Dividends
Preferred Dividend Requirements	$8,484	$2,050	$10,117	$22,469	$39,506	$41,813
Ratio of income before provision for taxes to net income (c)	N/A	1.66	1.67	1.61	1.56	1.57

Subtotal – Preferred Dividends	$8,484	$3,411	$16,861	$36,240	$61,629	$65,646
Combined Fixed Charges and Preferred Dividends	$100,861	$110,473	$138,079	$201,352	$265,587	$375,027
Ratio of Earnings to Fixed Charges	3.1	4.4	1.5	4.0	4.8	5.6
Insufficient coverage	$—	$—	$—	$—	$—	$—
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.8	4.2	1.3	3.3	3.7	4.6
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives.

(b)	Amortization of bond discount is excluded since it is included in interest expense.

(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.